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New York, NY 10022-6069

+1.212.848.4000

By EDGAR and Courier

February 5, 2018

John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel, and Mining

100 F Street, N.E.

Washington, D.C. 20549

Re:	CVS Health Corporation
Registration Statement on Form S-4
Filed January 4, 2018
File No. 333-222412

Ladies and Gentlemen:

This letter responds to the comments contained in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February 1, 2018 with respect to the Registration Statement on Form S-4 (File No. 333-222412) of CVS Health Corporation (“CVS Health”) filed with the Commission on January 4, 2018 (the “Form S-4”) and is submitted on behalf of CVS Health. CVS Health has filed today Amendment No. 2 to the Form S-4 (“Amendment No. 2”).

For the convenience of the Staff, the comments contained in the Staff’s comment letter appear below in bold. CVS Health’s response to each comment immediately follows the applicable comment.

In addition to submitting this letter by EDGAR, we are also delivering to the Staff by courier four courtesy copies of this letter together with Amendment No. 2 marked to show the revisions CVS Health has made to the Form S-4 since Amendment No. 1 to the Form S-4 filed on January 26, 2018 (“Amendment No.1”), including revisions made in response to the Staff’s comments.

Litigation Relating to the Merger, page 36

1.	Please provide, on a supplemental basis, copies of all the complaints.

In response to the Staff’s request, a copy of each complaint referenced in the Form S-4 is being provided directly to the Staff by Shearman & Sterling LLP, as counsel to CVS Health, under separate cover concurrently with the delivery of this letter.

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

February 5, 2018

Transaction Premium Analysis, page 138

2.	We note your response to comment 5. Please clarify in this section that Barclays did not calculate the implied equity values as part of its Transaction Premium Analysis and clarify the analysis Barclays did undertake for transaction premiums.

In response to the Staff’s comment, the disclosure has been revised on pages 138 and 139 of Amendment No. 2.

Unaudited Prospective Financial Information, page 155

3.	Please reconcile the 2018 unlevered free cash flow from the table on page 159, the 2018E revenues from the table on page 160, and the adjusted EPS for 2019E, 2020E and 2021E from the table on page 160 with the board books provided supplementally in response to prior comment one.

In response to the Staff’s comment, CVS Health respectfully informs the Staff of the following:

•	The 2018 projected Aetna unlevered free cash flow figure disclosed in the table on page 159 of Amendment No. 1 was prepared by CVS Health as part of CVS Health’s adjusted version of the Aetna management projections, which adjusted projections were provided by CVS Health to its financial advisors, Barclays Capital Inc. (“Barclays”), Goldman Sachs & Co. LLC (“Goldman Sachs”) and Centerview Partners LLC (“Centerview”), as disclosed on page 159 of Amendment No. 1, and not to Aetna or its financial advisors, Lazard Frères & Co. LLC and Allen & Company LLC. The 2018 projected Aetna unlevered free cash flow figure referenced in the presentation or preliminary discussion materials of Aetna’s financial advisors is based on the Aetna management projections and disclosed on page 157 of Amendment No. 1.

•	The 2018 projected CVS Health net revenue figure disclosed in the table on page 160 of Amendment No. 1 as part of the CVS Health management projections was the net revenue figure utilized by Centerview in its applicable financial analyses, as shown on pages 19 and 34 of Centerview’s presentation materials. Centerview did not utilize for its financial analyses the preliminary 2018 projected CVS Health net revenue figure provided to Centerview by CVS Health and shown on page 8 of Centerview’s presentation materials.

•	As disclosed in note (4) to the table on page 160 of Amendment No. 1, the respective financial analyses and opinions of Barclays and Goldman Sachs utilized certain further adjustments to the CVS Health management projections set forth in such table related to the sale of RxCrossroads, which further adjustments were approved by management of CVS Health. These further adjustments had the impact of reducing CVS Health adjusted earnings per share by $0.02 per share for each of the years ending December 31, 2018 through 2022. This is the reason that the projected CVS Health earnings per share figures shown in the presentation or preliminary discussion materials of Barclays and Goldman Sachs are lower than the corresponding figures in the table on page 160 of Amendment No. 1. Such lower projected CVS Health earnings per share figures were not utilized by Centerview in its financial analyses. Centerview utilized in its financial analyses the CVS Health adjusted earnings per share figures disclosed in the table on page 160 of Amendment No. 1, as shown on page 34 of Centerview’s presentation materials.

* * * * *

February 5, 2018

Please do not hesitate to contact the undersigned at (212) 848-7784 with any questions or comments you may have.

Very truly yours,

/s/ Daniel Litowitz

Daniel Litowitz

Partner

DL

Enclosure (by courier only)

cc:	Jonathan Burr – Securities and Exchange Commission
Pamela Howell – Securities and Exchange Commission
David M. Denton – CVS Health Corporation
Thomas M. Moriarty – CVS Health Corporation
Creighton O’M. Condon – Shearman & Sterling LLP
Robert M. Katz – Shearman & Sterling LLP
Thomas J. Sabatino, Jr. – Aetna Inc.
H. Oliver Smith – Davis Polk & Wardwell LLP
John A. Bick – Davis Polk & Wardwell LLP
Harold Birnbaum – Davis Polk & Wardwell LLP